SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 3, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒              Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated November 3, 2009: Nokia Siemens Networks targets improved financial performance, return to growth

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2009		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel

STOCK EXCHANGE RELEASE

November 3, 2009

Nokia Corporation

Stock Exchange Release

November 3, 2009 at 13:00 (CET +1)

Nokia Siemens Networks targets improved financial performance, return to growth

Company sets goal to reduce annualized operating expenses and production overheads by EUR 500 million by end 2011 compared to end 2009

Espoo, Finland — Nokia Siemens Networks today announced its plan to improve financial performance and return to growth. The plan includes reorganizing the company’s business units to better align with customer needs; extensive operating expense and production overhead reduction, including a global personnel review; ongoing purchasing savings; expanded partnering to ensure a full portfolio of world-class products and services; and potential acquisitions where assets would add scale to existing product areas or customer relationships.

“As our customers make purchasing decisions, they want a partner who engages in issues well beyond a traditional discussion of technology,” said Rajeev Suri, chief executive officer of Nokia Siemens Networks.  “Business models, innovation, growth and transformation are now very much front and center when it comes to the selection of a technology partner — and our planned new structure will position us well in this changing market.”

Reorganization

The Company’s five business units are planned to be realigned into three, each targeting a specific customer focus area. The planned new business units, which are expected to come into effect on January 1, 2010, are:

• Business Solutions, which will focus on helping customers generate new revenue and differentiate from the competition by providing a faster time to market for end-user services; enhancing billing and charging capability; automating and simplifying processes; addressing the challenges of convergence; and tapping into rich subscriber data to deliver a unique customer experience.  Jürgen Walter, currently head of the company’s Converged Core business unit, will assume leadership of the Business Solutions organization.

• Network Systems, which will focus on providing both fixed and mobile network infrastructure, including the company’s innovative Flexi base stations, core products, optical transport systems, and broadband access equipment.  Marc Rouanne, currently head of the company’s Radio Access business unit, will assume leadership of the Network Systems organization.

• Global Services, which will focus on helping customers improve operational efficiency through outsourcing of their non-core activities; supporting and managing their networks with robust customer care offerings; and ensuring fast and cost-effective implementation of new networks and network upgrades. Ashish Chowdhary, currently head of the company’s Services business, will assume leadership of the Global Services organization.

Rouanne and Walter will join the Company’s Executive Board, effective January 1, 2010.  Chowdhary is already a member of the Executive Board and will remain so in his new role.

Cost reductions

Despite having fully achieved the original merger integration savings objectives of Nokia Siemens Networks, changes in the global economy and competitive environment make further cost reductions necessary.  As a result, Nokia Siemens Networks will target a reduction of annualized operating expenses and production overheads of EUR 500 million by the end of 2011 compared to the end of 2009.  The company estimates that total charges associated with these reductions will be in the range of EUR 550 million over the course of 2010-2011.

The operating expense and production overhead savings are expected to come from a wide range of areas, including real estate, information technology, site optimization, strategic workforce rebalancing, and overall general and administrative expenses.  As part of this effort, the company will also conduct a global personnel review which may lead to headcount reductions in the range of about 7-9 percent of its current approximately 64,000 employees.

Specific country impact may be higher or lower than the now estimated global 7-9 percent range and the company will only provide further details related to this intended action when the review and planning process has progressed and employee representatives have been involved where required.  As the stability of customer relationships is a key priority, disruption to key customer-facing sales positions as a result of this review is expected to be limited.

In addition to the operating expense and production overhead savings, Nokia Siemens Networks will target an annual reduction in product and service procurement costs related to cost of goods sold that is substantially larger than the targeted EUR 500 million in operating expenses and production overhead reductions.  This targeted reduction is expected to position the company to meet ongoing customer requirements for competitive pricing.

Partnerships and acquisitions

Nokia Siemens Networks will seek to further strengthen its business through partnerships and acquisitions.  The Company already has a range of partnerships, including with Juniper Networks in the Carrier Ethernet transport arena.

Nokia Siemens Networks will also pursue acquisitions when assets are available and the associated purchase price of those assets provides the appropriate value.  In particular, the Company will target assets that enhance the scale of existing product and service business lines and that deepen relationships with key customers.

“We recognize that we are operating in a market where customer needs are evolving fast,” said Mika Vehvilainen, chief operating officer of Nokia Siemens Networks.  “We see acquisitions and expanded partnering as important tools to help meet these needs in the fastest, most efficient way possible.”

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland.

Engage in conversation about Nokia Siemens Networks’ aim to reinvent the connected world at http://unite.nokiasiemensnetworks.com  and talk about its news at http://blogs.nokiasiemensnetworks.com

Find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure;  20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia Siemens Networks

Ben Roome

Tel. +44 7827 300 203

Email: ben.roome@nsn.com

Finland

Riitta Mård

Phone: +358 50 514 9718

Email: riitta.mard@nsn.com

Germany

Christina Dinne

Tel. +49 89 636 73465

Email: christina.dinne@nsn.com

Nokia

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Email: press.services@nokia.com

www.nokia.com

www.nokiasiemensnetworks.com